TEKOIL & GAS CORPORATION

November 13, 2006

FILED VIA EDGAR

Mr. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	TEKOIL & Gas Corporation (the “Company”)

Registration Statement on Form 10-SB/A (“Amendment 1”)

Filed September 6, 2006

File No. 0-52100

Dear Mr. Schwall:

This letter is in response to your correspondence dated September 27, 2006, in which you expressed several additional comments regarding the above referenced amended filing. The Company’s responses in this letter are referenced in accordance with the references in your comments. The Company’s Form 10-SB/A (Amendment 2), to which we will refer herein, has been filed with the Commission; and a redlined version, comparing the newly filed amendment to our first amended Form 10-SB/A, is being provided to you separately, along with a paper copy of this letter and the other information that you requested (the “Paper Copy”).

Form 10-SB/A#1 filed on September 6, 2006

Onshore Rig Construction, page 6

1.	The copies of articles that you requested are enclosed with the Paper Copy, as well as some additional articles.

25050 I-45 North, Suite 525 •  The Woodlands, Texas 77380 •  (281) 364-6950

Mr. Roger Schwall

November 13, 2006

Part II

Legal Proceedings, page 32

2.	In our Form 10-SB/A (Amendment 2), we have updated our disclosure of the Company’s litigation with Mr. Dunne and added a risk factor concerning the potential dilution to the ownership of the Company’s shareholders that could result.

Item 4. Recent Sales of Unregistered Securities, page 34

3.	The change to the number of shares purchased by Avis Fliszar was a correction to the original filing. There was no additional sale of shares to Avis Fliszar at that time; however, there has since been an additional sale of shares to that shareholder. Information regarding additional sales of unregistered securities has been added to our Form 10-SB/A (Amendment 2).

4.	In Amendment 1, we provided significant detail in support of our claim of a safe harbor under Rule 506 for the issuance of our Series A Preferred Stock. The facts were set forth on page 35 of Amendment 1, as follows:

The Company’s sales of these unregistered securities were made in reliance on Section 4(2) of the Securities Act and the safe harbor provided by Rule 506 of Regulation D promulgated under the Securities Act, in that the sales did not involve any public offering. All purchasers of these unregistered shares of Series A Preferred Stock were “accredited investors” as defined in Rule 501 of Regulation D, based upon representations made by such purchasers to the Company; and, consequently, the Company did not provide such purchasers information of the type described in Rule 502(b)(2) of Regulation D. Neither the Company nor any person acting on its behalf offered or sold these unregistered shares of Series A Preferred Stock by any form of general solicitation or general advertising. Each purchaser of these unregistered shares of Series A Preferred Stock represented to the Company (i) that such purchaser was acquiring such shares for the purchaser’s own account and not with a view to the sale or distribution thereof, (ii) that such purchaser understood that such shares had not been registered under the Act and, therefore, could be resold unless they were subsequently registered under the Securities Act or unless an exemption from registration was available; and (iii) that a legend would be placed on the certificate evidencing such shares stating that the shares had not been registered under the Securities Act and setting forth the restrictions on transferability and sale of the shares. All stock certificates representing such shares were issued with a restrictive legend, and the Company filed notices on Form D with the SEC and the relevant state securities regulators. Further sales of Series A Preferred Stock will be made in accordance with the foregoing.

Mr. Roger Schwall

November 13, 2006

Also, on page 33 of Amendment 1, we indicated clearly that the Company “continues to offer and sell unregistered shares of its Series A Convertible Preferred Stock from time to time at such price.”

Engineering comments

Onshore Rig Construction, page 6

5.	In your first comment letter, you did ask for “examples of available inactive drilling rigs.” However, you did not ask the Company to make reference to the refurbishing of drilling rigs in its Plan of Operation. In our Form 10-SB/A (Amendment 2), we have provided examples of available rigs and added rig refurbishment to the Company’s Plan of Operation.

In addition to the foregoing, we have revised or updated the information in our Form 10-SB/A (Amendment 2) to reflect changes or events occurring since the filing of Amendment 1, including, but not limited to, corrected and updated stock price data, additional sales of securities and the employment of an additional officer of the Company.

Questions regarding this response may be directed to Jeffery Jonasen of Baker & Hostetler LLP at 407-649-4082 (fax- 407-841-0168), or to the Company at 281-364-6950 (fax- 281-364-8007). Thank you.

Sincerely,

/s/ Mark S. Western
Mark S. Western
President and Chief Executive Officer